UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Year ended December 31, 2020

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-34099

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MASTECH DIGITAL, INC.

2019 EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MASTECH DIGITAL, INC.

1305 Cherrington Parkway,

Building 210, Suite 400

Moon Township, Pennsylvania 15108

MASTECH DIGITAL, INC.

2019 EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator and Plan Participants of

Mastech Digital, Inc. 2019 Employee Stock Purchase Plan

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of the Mastech Digital, Inc. 2019 Company Employee Stock Purchase Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statements of income and changes in plan equity for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the statements of financial condition as of December 31, 2020 and 2019, and the related statements of income and changes in plan equity for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Plan’s auditor since 2020.

Farmington Hills, Michigan

Date: March 31, 2021

MASTECH DIGITAL, INC.

2019 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2020	December 31, 2019

Assets:
Participant deposits due from Mastech Digital, Inc.	$125,454	$86,488

Total assets	$125,454	$86,488

Liabilities:
Payable to purchase shares	$117,905	$62,255
Payable to participants and other	7,549	24,233

Total liabilities	$125,454	$86,488

Plan equity	$—	$—

See accompanying Notes to financial statements.

MASTECH DIGITAL, INC.

2019 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

	Year ended December 31, 2020	Year ended December 31, 2019

Additions:
Participant contributions	$230,688	$199,060

Total additions	230,688	199,060

Deductions:
Cost of shares purchased	105,234	104,139
Payable to purchase shares to participants	117,905	62,255
Refunds paid and payable	7,549	32,666

Total deductions	230,688	199,060

Net changes in plan equity	$—	$—

Plan equity: Beginning of period	$—	$—

End of period	$—	$—

See accompanying Notes to financial statements.

MASTECH DIGITAL, INC.

2019 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of the Plan

General

The Mastech Digital, Inc. 2019 Employee Stock Purchase Plan (the “Plan”) became effective on January 1, 2019. The Plan is intended to provide eligible employees of Mastech Digital, Inc. and participating subsidiaries (“the Company”) with an opportunity to purchase shares of common stock of the Company at a discount to market value. Eligible employees are individuals who provide services on a full-time basis and who have continuous employment with the Company for two years or more, as of the first day of an offering period. Offering periods are semi-annual (January 1 through June 30; and July 1 through December 31). The Plan is intended to qualify as an employee stock purchase plan consistent with Section 423 of the Internal Revenue Code of 1986, as amended, (the “Code”).

Contributions

Eligible Plan participants (“Participants”) may make contributions to the Plan through payroll deductions (after-tax contributions) of at least 1%, but not more than 15% of their compensation earned for each payroll period within an offering period for the purpose of purchasing the Company’s common stock (“Shares”). Share purchases are subject to annual maximum payroll deductions of $21,500 and an annual maximum of shares purchased of 3,000 shares. Participants may change the amount of payroll deductions for subsequent offering periods by giving notice 15-days preceding the first day of a new offering period. Additionally, a participant may discontinue payroll deductions at any time during an offering period by providing a termination form in accordance with rules established by the Company. Participant contributions are recorded in the period that the Participants’ payroll deductions are made. Participant contributions are not subject to vesting and they are fully vested at all times.

Share Purchases

The Plan allows Participants to purchase Shares at 85% of the lesser of: 1) the fair market value per share on the first day of the offering period (or if such date is not a trading day, then on the next trading day thereafter) or 2) the fair market value per share on the last day of the offering period (or if such date is not a trading day, then on the trading day immediately preceding the last day of the offering period). Shares purchased under the Plan will be credited to a Participant’s brokerage account under the Plan as soon as reasonably practicable following the last day of each offering period.

In 2020, participants purchased 11,735 shares under the Plan during the offering period ending June 30, 2020 at a purchase price of $8.9675; and purchased 8,724 shares during the offering period ending December 31, 2020 at a purchase price of $13.515 per share. In 2019, participants purchased 25,793 shares under the Plan during the offering period ending June 30, 2019 at a purchase price of $4.0375 per share; and purchased 14,707 shares during the offering period ending December 31, 2019 at a purchase price of $4.233 per share. The maximum number of shares that will be offered under the Plan is 600,000. As of December 31, 2020, there were 539,041 shares available for future issuance.

Withdrawals and Holding Periods

If a Participant’s employment terminates for any reason during an offering period, all amounts credited to such Participant’s account shall be returned to the Participant.

The Company has established a mandatory one-year holding period with respect to the shares purchased pursuant to the Plan. However, the holding period will not apply to a Participant who has terminated employment due to of death or disability.

Administration of the Plan

The Plan is administered by a committee appointed by the Company’s Board of Directors. Administrative expenses of the Plan are paid by the Company.

Amendment and Termination

Although it has not expressed an interest in doing so, the Company has the right under the Plan to amend, suspend or terminate the Plan at any time without notice, provided that all shares and payroll deductions during an offering period are distributed to the Participants upon any termination and no amendment will affect the Participant’s right to receive such distributions.

Note 2 – Summary of Significant Accounting Policies

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S.”).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator and the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Payable to Purchase Shares

Payable to Purchase Shares represents cash contributed to the Plan in the offering period that began on July 1, 2020 and ended on December 31, 2020, that was used to purchase shares in January 2021. Participants purchased, in the aggregate, 8,724 shares in January 2021 at a purchase price of $13.515 per share related to the final offering period ending December 31, 2020. Payable to Purchase Shares in 2019 reflected 14,707 shares to be purchased in January 2020 at a purchase price of $4.233 per share related to the final offering period ending December 31, 2019.

Payable to Participants

Payable to Participants primarily represents cash contributed to the Plan in amounts greater than the cost of the maximum number of shares allowed to be purchased in a fiscal year and contribution related to fractional shares which will be carried over to the next offering period or refunded at the request of the participant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Mastech Digital, Inc. 2019 Employee Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MASTECH DIGITAL, INC.
2019 EMPLOYEE STOCK PURCHASE PLAN
BY: COMPENSATION COMMITTEE, AS ADMINISTRATOR

/s/ Brenda Galilee
Date: March 31, 2021	Chair of the Compensation Committee

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm